EXHIBIT 10.13

FINANCIAL REVIEW

[GRAPHIC OF STACKED PAPERS AND A PEN]


OVERVIEW

In 1997, the company recorded its best results from continuing operations since 1987. During 1997, the company also completed the sale of its automotive carrier business. The sale, which follows the 1996 sale of the consumer truck rental business, reinforces the company's strategy to emphasize contractual businesses which are less cyclical and capital intensive. In the accompanying consolidated statements of operations and cash flows, the automotive carrier business has been reported as a discontinued operation (see the "Divestitures" note to the consolidated financial statements for a further discussion).

     Earnings from continuing operations in 1997 increased to $160 million, or $2.05 per diluted common share, compared with a loss in 1996 of $19 million, or $0.24 per diluted common share, and earnings in 1995 of $128 million, or $1.61 per diluted common share. Excluding restructuring and other charges and the consumer truck rental business, earnings from continuing operations were $103 million, or $1.27 per diluted common share, in 1996 and $124 million, or $1.56 per diluted common share, in 1995. Earnings from


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


continuing operations increased 55% in 1997 (and decreased 17% in 1996) after adjusting for the effects of restructuring and other charges and the sale of the consumer truck rental business. All of the company's business units contributed to the improved results in 1997. The decrease in 1996 earnings was caused by weak performance in the cyclical commercial rental business and decreases in the International Division primarily due to lower operating margins in the U.K. and start-up losses in other countries.

     Revenue in 1997 totaled $4.9 billion, a decrease of $42 million, or 1%, from 1996. Excluding the consumer truck rental business, revenue increased 9%, or $398 million, in 1997 compared with 1996. Integrated logistics, public transportation services and International led the 1997 growth with year-over-year increases of at least 20%. These increases were somewhat offset by decreases in full service truck leasing and commercial truck rental. In 1996, revenue increased $363 million, or 8%, compared with 1995. Excluding consumer truck rental, revenue increased 12% in 1996 compared with 1995, led by full service truck leasing and integrated logistics.

     Total operating expense as a percentage of revenue (excluding restructuring and other charges and the consumer truck rental business) was about the same in 1997 compared with 1996 and slightly higher in 1996 compared with 1995. In 1997, the operating expense ratio compared with 1996 reflected proportionately higher logistics costs (including subcontracted freight costs on contracts in which the company purchases transportation), offset by an overall decrease in employee benefit and vehicle liability expenses. The growth in the less capital intensive logistics business, particularly in contracts involving subcontracted freight, will lead to a higher operating expense ratio for the company than historical levels, although depreciation expense and interest expense as a percentage of revenue should decline accordingly. The 1996 increase was primarily due to higher equipment rental costs, as a result of an increase in the number of vehicles leased by the company.

     Depreciation expense (before gains on vehicle sales) decreased 1% in 1997 compared with 1996 (excluding consumer truck rental) as the average size of the full service vehicle fleet remained constant while the average size of the commercial truck rental fleet decreased 8%. Excluding the consumer truck rental business, depreciation expense (before gains on vehicle sales) increased 10% in 1996 compared with 1995. This increase was attributable to a larger average vehicle fleet size in response to strong sales of new full service lease and logistics contracts. Excluding the consumer truck rental business, gains on vehicle sales decreased in 1997 and 1996 by $2 million and $11 million, respectively. The decreases were due to a reduced number of vehicles sold in both 1997 and 1996 and lower average gains per vehicle sold in 1996.

     Interest expense decreased 8% in 1997 compared with 1996 and increased 7% in 1996 compared with 1995. The changes in interest expense were driven primarily by the average outstanding debt levels during the periods. The lower average debt levels during 1997 reflected the impact of reduced capital spending which began in 1996 and the company's use of proceeds from the sale of its consumer truck rental business to pay down debt. At December 31, 1997, approximately

[GRAPH]

1997 REVENUE

Full service truck leasing         37%
Integrated logistics               28%
Public transportation services     11%
Commercial truck rental             9%
International Division              9%
Other                               6%                                        17

27% of the company's financing obligations had variable interest rates.

     Miscellaneous (income) expense included costs associated with selling, with limited recourse, trade receivables. Such costs were $6 million in 1997, $13 million in 1996 and $15 million in 1995. The decrease in 1997 reflects a lower sales volume during the period. Miscellaneous (income) expense in 1996 also included a $25 million gain on the sale of the consumer truck rental business.

     The company's effective tax rate for continuing operations was 39.3% in 1997, 222.1% in 1996 and 41.3% in 1995. The lower 1997 tax rate relative to prior years resulted primarily from the impact of a reduced amount of non-deductible expenses on higher pretax earnings as well as a reduction in the corporate income tax rate in the U.K. The higher 1996 effective tax rate is primarily due to the tax effects of non-deductible foreign charges associated with the restructuring and other charges. Additionally, lower income before taxes in 1996 increased the rate impact of normal, recurring non-deductible expenses.

     During 1996, the company recorded restructuring and other charges of $228 million, attributable to continuing operations, related to plans to improve organizational effectiveness, improve margins and contain costs. The charges included $105 million for employee separation and other costs related to the elimination of 2,300 positions, $94 million for costs and asset write-downs related to the closure of approximately 200 operating and administrative facilities, and other write-downs related to certain information systems and other assets, and $29 million of other costs including relocation and professional fees. The 1996 charges included $72 million of restructuring charges related to employee separations and facility closures, of which payments totalling $45 million and $15 million were made in 1997 and 1996, respectively. As of December 31, 1997, the company had completed nearly all employee reductions and facility closures contemplated by the restructuring plan. Management believes that the remaining restructuring liabilities of $12 million are adequate to complete its plans and that the liabilities will be substantially paid by the end of 1998. See the "Restructuring and Other Charges" note to the consolidated financial statements for a further discussion.

     During 1997, after consideration of the potential impact to operations, including customer and supplier relationships, an enterprise-wide plan was initiated to modify computer information systems to be Year 2000 compliant (properly read dates, perform calculations and continue to perform business critical functions when the calendar year changes to the year 2000) or to replace noncompliant systems. The impact on after tax earnings for incremental Year 2000 costs is estimated to range from $21 million to $26 million, including $3 million for 1997. The majority of these costs will be expensed in 1998, and the plan is expected to be completed by mid-1999. Future costs are difficult to estimate and actual results could differ significantly from the company's current estimates due to changes in software remediation or replacement plans, unanticipated technological difficulties, project vendor delays or overruns, and the cost and availability of resources.

ACCOUNTING CHANGES

Effective December 31, 1997, the company adopted Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share." This Statement requires the presentation


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of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted EPS reflects the dilutive effect of potential common shares from securities such as stock options. All prior years EPS data has been restated to conform with the provisions of the new Statement.

     Effective January 1, 1995, the company adopted FAS No. 116, "Accounting for Contributions Received and Contributions Made." As a result, a pretax charge of $12 million ($8 million after tax, or $0.10 per diluted common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of the company's total outstanding charitable commitments as of January 1, 1995.

UNDERSTANDING RYDER'S BUSINESS UNIT PERFORMANCE

Dollars in thousands                           1997        1996        1995
--------------------                           ----        ----        ----

BUSINESS UNITS

Revenue
    Full service lease and
       programmed maintenance             $2,087,284    2,129,341    1,959,683
    Commercial rental                        502,378      515,773      568,558
    Integrated logistics                   1,370,320    1,104,797      866,654
    International Division                   457,869      358,869      301,770
    Public transportation                    525,757      439,750      400,197
    Consumer truck rental                         --      440,113      546,818
    Other and eliminations                   (49,703)     (52,520)     (70,705)
                                          ----------    ---------     --------
       Total                               4,893,905    4,936,123    4,572,975

Operating expense                          3,837,368    4,034,186    3,502,546
Depreciation expense                         642,368      741,052      716,098
Gains on sale of revenue
    earning equipment                        (52,294)     (65,758)     (89,851)
Interest expense                             192,016      211,675      196,833
Miscellaneous (Income)
    expense, net                              (7,998)     (19,894)       3,346
                                          ----------    ---------     --------

Earnings from business units
    before income taxes                      282,445      34,862       244,003
CORPORATE ADMINISTRATIVE
    EXPENSES AND OTHER                       (18,493)    (40,892)      (26,018)
                                          ----------    ---------     --------

EARNINGS (LOSS) FROM CONTINUING
    OPERATIONS BEFORE
    INCOME TAXES                          $  263,952      (6,030)      217,985
                                          ==========    =========     ========

Fleet size (owned and leased,
    including international):
    Full service lease                       113,565      112,518      106,710
    Commercial rental                         36,631       37,609       39,319
    Consumer rental                               --           --       35,682
Buses operated or managed                     14,552       13,098       12,855
Transportation services
    locations                                    957        1,083        1,136


The company's primary business units consist of integrated logistics, transportation services (which primarily provides full service truck leasing and commercial truck rental in the United States and Canada), the International Division (which provides full service truck leasing

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[PHOTO]

and integrated logistics in Europe, South America and Mexico) and public transportation services. The company sold substantially all the assets of its consumer truck rental business in October 1996 and sold the automotive carrier business in September 1997. As a result, the company's operations are less cyclical and asset intensive and more focused on contractual businesses.

     Business unit pretax earnings increased from $35 million in 1996 ($200 million excluding restructuring and other charges and consumer truck rental) to $282 million in 1997. The improvement resulted from higher overall operating margin and improved overhead expenses as a percentage of revenue. The improvement in overhead expenses was primarily due to the 1996 restructuring actions and a focus on cost containment throughout the company.

INTEGRATED LOGISTICS REVENUE
[GRAPH]

INTEGRATED LOGISTICS

Integrated logistics, the company's fastest growing business, provides system-wide management of the entire logistics channel from raw material supply management to finished goods distribution. Ryder's integrated logistics solutions range from just-in-time pickup and delivery that smoothes material flow into assembly and manufacturing plants, to flow-through distribution center management where products from multiple locations are brought into a central facility, consolidated by delivery destination and shipped, all in the same day. Additionally, Ryder offers dedicated contract carriage, mode selection and carrier management to bring finished products to market.

     Ryder serves more than 400 large and small customers across a variety of industries including automotive, health care, food and beverage, high tech, manufacturing, paper, retail, telecommunications, utilities and the public sector. Ryder's supply chain management helps such customers as John Deere, Nortel and Hewlett-Packard gain the competitive advantages that result from speeding products to market, reducing inventory management, freeing working capital, improving customer satisfaction and expanding globally.

     Integrated logistics continued its strong growth with 1997 revenue reaching $1.4 billion, an increase of $266 million compared with the prior year, or 24%. Expansion of business with existing customers and start-up of business from sales in 1996 were largely responsible for the increase in integrated logistics revenue. The largest component of growth in 1997 came from contracts for which Ryder manages the transportation of freight and subcontracts the delivery of products to third parties. Operating revenue (which excludes subcontracted freight) was 10% higher in 1997 compared with 1996. Sales of new logistics contracts in 1997 were lower than in 1996. As a result, the revenue growth rate for this product line in the first half of 1998 will be lower than growth rates experienced in recent quarters. However, the company believes that improved sales force capabilities, industry segmentation, and the ability to leverage rapidly emerging logistics technologies and alliances to enhance service offerings will result in renewed growth in sales of new logistics contracts in 1998, followed by higher revenue growth rates.

     Integrated logistics operating margin and margin as a percentage of revenue were higher in 1997 compared with 1996 due primarily to the growth in revenue combined with operating efficiencies, improved pricing in new and existing contracts and lower vehicle liability expense.

Higher operating margin combined with lower overhead expenses resulted in a significant earnings improvement in integrated logistics in 1997.

     Revenue increased 27% in 1996 compared with 1995, due primarily to continued emphasis on growing business related to larger, more complex logistics contracts. Operating margin was higher in 1996 due to revenue growth and margin as a percentage of revenue was relatively unchanged.

FULL SERVICE TRUCK LEASING

Full service truck leasing continues to be Ryder's largest product line, supplying nearly 13,000 full service truck leasing customers with 103,000 vehicles in the U.S. and Canada. Full service truck leasing is designed for customers who wish to manage their own transportation systems without investing the capital and human resources necessary to own and maintain a fleet. The full service truck leasing product line provides nearly all of the vehicles operated by Ryder to serve logistics customers, as well as nearly all the maintenance services for public transportation services vehicles.

     Under a customized full service lease, Ryder offers customers vehicle specification and acquisition support; preventive maintenance; licensing and permitting; emergency road service; fuel and fuel tax reporting; substitute vehicles; safety programs; customized vehicle painting and washing; flexible return conditions; and vehicle reliability and protection programs. Some of Ryder's full service lease customers are Ace Hardware Corporation, Benjamin Moore & Co., Dana Corporation, Domino's Pizza, Inc., PepsiCo, Inc. and Quaker State Corporation.

     To serve customers and prospects with more tailored solutions to meet their financial, maintenance and vehicle management needs, Ryder offers the Ryder Citicorp Lease. The Ryder Citicorp Lease combines Ryder's equipment management expertise with Citicorp's financing flexibility to provide customized solutions in four service areas: vehicle specification and acquisition, financing, programmed maintenance, and vehicle management services.

     Ryder's maintenance expertise is also available to companies who choose to own their vehicles. Ryder Programmed Maintenance offers companies all the components of a full service lease except the actual vehicles. Many programmed maintenance customers eventually ask Ryder to take on an expanded role in their transportation operations.

     Revenue from full service truck leasing decreased 2% in 1997 compared with 1996 primarily due to decreased fuel revenue as a result of both lower fuel volume and prices. Excluding fuel, revenue was about the same in 1997, as new lease sales were offset by lost business including selected non-renewal of lower margin business. Operating margin and margin as a percentage of revenue were slightly lower in 1997 compared with 1996 as the benefit of improved pricing on new lease sales in 1997 and 1996 was offset by higher vehicle maintenance costs. The pricing of new leases on average significantly improved in 1997 compared with 1996 and the average pricing over the prior four years. The higher return thresholds required on new leases and selected non-renewal of existing lower margin business was in accordance with economic value added (EVA) criteria adopted by the company in 1997 which help drive more selective pursuit of new and retained business.

     Revenue from full service truck leasing increased 9% in 1996 compared with 1995 as a result of the

[PHOTO OF TRACTOR TRAILER]


FULL SERVICE TRUCK LEASING REVENUE

[GRAPH]

[PHOTO OF TRUCK]


impact from strong new lease sales in 1995. Operating margin was about the same in 1996 compared with 1995 and margin as a percentage of revenue was lower. The decline in margin percentage was primarily due to the impact of lower pricing on new lease sales in 1995 compared with prices on older and expiring leases.


[GRAPH]

COMMERCIAL TRUCK RENTAL REVENUE


TRUCK RENTAL

Helping companies meet their short-term transportation needs safely, efficiently and cost-effectively is one of Ryder's strengths. With more than 34,000 trucks, tractors and trailers available for rent in the U.S. and Canada, Ryder offers vehicles for short-term rental and supplements the needs of full service lease customers when they require additional vehicles to meet peak demand, to replace vehicles being serviced or to serve as temporary vehicles while awaiting delivery of new full service lease vehicles.

     Commercial truck rental revenue decreased 3% in 1997 compared with 1996, primarily due to planned fleet reductions; however, revenue per unit and utilization were higher in 1997. Strengthening demand for rental resulted in revenue growth in the second half of 1997 compared with the second half of 1996. The average commercial truck rental fleet size was 8% lower in 1997 compared with 1996 which was consistent with management's plan to downsize the rental fleet in late 1996 and early 1997. Management believes that with the current fleet level and increased demand in late 1997, this product line is well positioned for continued good performance in 1998. However, the rental product line continues to be sensitive to the overall condition of the U.S. economy and 1998 rental results will depend to a great extent on the strength of the economy. Revenue from commercial truck rental decreased 9% in 1996 compared with 1995, primarily reflecting a smaller fleet and less demand from full service lease customers requiring additional vehicles during peak periods and while awaiting delivery of new full service lease vehicles.

     Commercial truck rental operating margin and margin as a percentage of revenue increased significantly in 1997 compared with 1996 as a result of higher vehicle utilization. Operating margin and margin as a percentage of revenue decreased in 1996 compared with 1995 due to a decline in revenue and lower utilization.

INTERNATIONAL DIVISION

During 1997, Ryder continued to consolidate its presence within three of the world's major trading blocs EU, NAFTA, and MERCOSUR pursuing the objective of becoming a leading provider of global integrated logistic solutions.

     A prime example of Ryder's international strategy is the range of services provided to Whirlpool, a Ryder customer in various regions of the world. In the U.K., Ryder provides Whirlpool with about 40,000 home deliveries per year and has been providing such value-added services as installation, retrieval and disposal of appliances since 1994. Outside Europe, Ryder manages inbound logistics for all of Whirlpool's North American operations. In addition,

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[PHOTO DISTRIBUTION SERVICES]


Ryder coordinates crossborder shipments into the U.S. from Vitromatic, Whirlpool's joint venture in Mexico and serves Whirlpool Reynosa, the Whirlpool maquiladora operation, which provides wiring harnesses for Whirlpool's U.S. manufacturing facilities. For Whirlpool's joint venture in Brazil, Ryder has undertaken a project to analyze the deliveries of finished products from the manufacturing facility and distribution centers to customers. Ryder also has a consulting contract that examines the logistics design for parts delivery and finished goods distribution for a new plant the joint venture is building in northern Brazil.

     In the Latin American region of MERCOSUR, Ryder has a majority share of the automotive logistics market. Ryder is the Lead Logistics Provider for General Motors Corporation's (GM) four assembly plants in Argentina and Brazil. In addition, Ryder has a consulting agreement with GM Colombia and GM Venezuela to design a more effective finished vehicle distribution process.

[GRAPH]

INTERNATIONAL DIVISION REVENUE


     The International Division experienced revenue growth of 28% in 1997 and 19% in 1996. The 1997 increase was primarily due to new logistics and maintenance contracts in the U.K. and expanding operations in Argentina and Mexico. The 1996 increase was a result of full service truck leasing and logistics acquisitions made in the U.K. in late 1994 as well as revenue generated from expansion into Argentina and Mexico. International Division operating margin was higher in 1997 compared with 1996 as a result of revenue growth, while margin as a percentage of revenue was lower due to a change in product mix in the U.K. Operating margin and margin as a percentage of revenue were lower in 1996 compared with 1995 due to increased competition in most of the major product lines in the U.K. and continued start-up expenses in South America and Europe. The company anticipates continued expansion in South America and Mexico in 1998 although economic conditions in these areas could impact the timing and level of expansion. At this time there are no significant legal restrictions regarding the repatriation of cash flows to the U.S. from the foreign countries where the company is currently operating.

PUBLIC TRANSPORTATION

Ryder further extends its transportation, asset management and maintenance expertise to the public sector through its public transportation services unit, which includes student transportation, public transit and public fleet management and maintenance services.

     The second largest provider of student transportation services in the U.S., Ryder Student Transportation Services transports more than 600,000 students daily in more than 460 school systems in 25 states. School systems using Ryder's services include those in Seattle, Washington; Minneapolis/St. Paul, Minnesota; St. Louis, Missouri; and Baltimore, Maryland.

     Ryder/ATE provides public transit contracting and management services to more than 90 public transit


[GRAPH]

PUBLIC TRANSPORTATION SERVICES REVENUE

[PHOTO OF USERS OF PUBLIC TRANSPORTATION SERVICES]


organizations in such cities as Los Angeles, California; Dallas, Texas; New York, New York; and Charlotte, North Carolina. Those systems range from shuttles with fixed routes and express service to paratransit systems.

     Ryder/MLS is the nations leading provider of fleet management and maintenance services for public fleets and for utility companies. More than 30,000 vehicles and pieces of equipment owned by cities, counties, municipalities, colleges and utilities are managed or maintained by Ryder/MLS.

     Public transportation services revenue increased 20% in 1997 compared with 1996 and 10% in 1996 compared with 1995. The growth in 1997 was a result of expansion of existing contracts and contributions from new contracts, primarily at Ryder/ATE, as well as the impact of a first quarter 1997 acquisition in student transportation and public transportation. The increase in 1996 was primarily due to the addition of new public transit contracts at Ryder/ATE. Operating margin and margin as a percentage of revenue from public transportation services were both higher in 1997 compared with 1996, primarily as a result of the growth in revenue, lower vehicle liability expense and lower driver compensation costs as a percentage of revenue. Both operating margin and margin as a percentage of revenue from these businesses decreased in 1996 compared with 1995 as a result of higher operating expenses caused by adverse weather conditions, increased driver compensation and start-up costs associated with new transit contracts at Ryder/ATE.

CORPORATE ADMINISTRATIVE EXPENSES AND OTHER

Corporate administrative expenses and other totaled $18 million in 1997 compared with $22 million in 1996 (excluding restructuring and other charges) and $26 million in 1995. Lower 1997 costs were due primarily to headcount reductions resulting from the 1996 restructuring plan and reduced spending levels. The reduction of expenses in 1996 compared with 1995 was primarily due to interest income earned on short-term investments made with proceeds received from the sale of the consumer truck rental business.

DISCONTINUED OPERATIONS

On September 30, 1997, the company completed the sale of its automotive carrier business for $111 million in cash and realized a $3 million after tax gain ($0.04 per diluted common share). The transaction was made at a premium over the net book value of the business sold and also generated gains from the settlement and curtailment of certain employee benefit and postretirement plans, offset by provisions for severance and direct transaction and other costs. The disposal of the automotive carrier business has been accounted for as a discontinued operation and accordingly, its operating results and cash flows are segregated and reported as discontinued operations in the accompanying consolidated financial statements.

     Earnings (loss) from discontinued operations before disposition gain totaled $12 million in 1997, $(12) million in 1996 and $27 million in 1995. The loss from discontinued operations in 1996 included the after tax impact of restructuring and other charges of $14 million. The increase in 1997 earnings (excluding restructuring and other charges) was primarily due to an increase in vehicles shipped through the sale date over the comparable 1996 period and reduced overhead expenses as a result of the 1996 restructuring actions. The decrease in 1996 earnings as compared with 1995 was due to restructuring and other charges, higher wages resulting from a new contract with the Teamsters, higher fuel costs, higher vehicle liability and cargo damage expenses, increased maintenance costs and the impact of two strikes against the operation's largest customer.

FINANCIAL RESOURCES AND LIQUIDITY

CASH FLOW

The company's cash requirements in 1997 continued to be funded principally through operations and the sale of revenue earning equipment. Cash flow from continuing operating activities was $616 million in 1997, compared with $533 million in 1996 and $759 million in 1995. The increase in 1997 compared with 1996 was primarily attributable to higher earnings before non-cash charges, such as depreciation and deferred income taxes, partially offset by higher working capital needs. The decrease in cash flow from continuing operating activities in 1996 compared with 1995 resulted primarily from lower earnings before non-cash charges such as depreciation and deferred income taxes. A more detailed analysis of the individual items contributing to the cash flow changes is included in the Consolidated Statements of Cash Flows.

     During 1997, the company concluded a six-million-share buyback, announced in October 1996, and initiated an additional six-million-share buyback program. During 1997 and 1996, common stock repurchased under these programs totaled $241 million (7.0 million shares) and $123 million (4.2 million shares), respectively. The company utilized proceeds from the sales of the automotive carrier business and the consumer truck rental business, cash from operating activities and commercial paper borrowings to fund these programs.

     During 1997, the company completed a number of acquisitions in full service truck leasing and public transportation, each of which has been accounted for as a purchase. Total consideration for these acquisitions was $84 million. The company will continue to evaluate selective acquisitions in full service truck leasing, public transportation and integrated logistics in 1998.

     Capital expenditures related to continuing operations were $1.0 billion in 1997, compared with $1.3 billion and $2.1 billion in 1996 and 1995, respectively. The decrease was consistent with management's plan to restrict capital spending by increasing return thresholds in accepting new business and focusing on those products and services with the greatest returns in accordance with EVA criteria


[GRAPH]

CAPITAL EXPENDITURES - CONTINUING OPERATIONS adopted in 1997. Capital expenditures for full service truck leasing decreased $91 million in 1997 to $694 million primarily due to lower new sales levels. Capital expenditures for commercial truck rental were $103 million in 1997, an increase of $79 million compared with 1996, due to planned fleet replacement to reduce the average age of the commercial rental fleet. Public transportation services capital expenditures of $46 million were comparable with 1996. International Division capital expenditures decreased $53 million in 1997 due primarily to planned spending reductions on the lease fleet in the U.K. and Germany. Capital expenditures on operating property and equipment decreased $79 million in 1997 due primarily to reduced spending on new service locations and the company's Shared Services Center which was created in 1996. The decrease in capital expenditures in 1996 compared with 1995 was due primarily to decreased expenditures in full service truck leasing as a result of lower new sales levels and in commercial and consumer truck rental due to planned fleet reductions. In 1998, management projects that capital expenditures will exceed 1997 levels by 15-20%, primarily as a result of anticipated growth and fleet replacement in full service truck leasing. The company expects to fund its 1998 capital expenditures with both internally generated funds and additional financing.

     Cash flow from operating activities (excluding sales of receivables) plus asset sales (excluding sale of business) as a percentage of capital expenditures was 92% in 1997, compared with 72% in 1996 and 52% in 1995. The increase in 1997 as compared with 1996 was due primarily to decreased capital expenditures and improved cash flows from operations. The 1996 increase reflects significantly lower capital expenditures, partially offset by lower cash flow from operations.

FINANCING

Ryder often depends on external capital to support growth in its asset-based product lines. The company has a variety of financing alternatives available to fund its capital needs. These alternatives include long- and medium-term public and private debt, as well as variable-rate financing available through bank credit facilities and commercial paper. The company also periodically enters into sale and leaseback agreements for revenue earning equipment, the majority of which are accounted for as operating leases. Ratings from Moody's Investors Service of A3 for unsecured notes and P2 for commercial paper are unchanged from 1996. Duff and Phelps also continues to maintain its D1 rating for commercial paper and A rating for unsecured notes. On January 21, 1997, the company was notified by Standard & Poor's Ratings Group that its A- corporate credit rating and senior unsecured debt rating were placed on credit watch. The Standard & Poor's Ratings Group affirmed the company's A2 rating on commercial paper. On June 9, 1997, Standard & Poor's Ratings Group lowered its corporate credit rating and senior unsecured debt rating on the company to BBB+ and removed the company from credit watch.

     Debt increased from $2.4 billion at the end of 1996 to $2.6 billion at the end of 1997. This increase was due to financing requirements associated with stock repurchases, acquisitions and capital expenditures. The company made $134 million of scheduled unsecured note payments in 1997. U.S. commercial paper outstanding at December 31, 1997, was $340 million, compared with $16 million at the end of 1996. The company's foreign debt decreased $59 million in 1997 due primarily to scheduled payments on U.K. and Canadian rate obligations and foreign currency changes.

     During 1997, the company entered into a $720 million global revolving credit facility, which expires in 2002, and replaced existing credit facilities in the U.S., U.K. and Canada. The credit facility is primarily to be used to finance working capital and provide support for the issuance of commercial paper. At the company's option, the interest rate on borrowings under the credit facility is based on LIBOR, prime, federal funds or local equivalent rates. The credit facility has an annual facility fee of 0.07% based on the company's current credit rating. At December 31, 1997, foreign borrowings of $53 million were outstanding under the credit facility. At the end of 1997, the company's committed lines of credit totaled $726 million (including the $720 million global credit facility), of which $330 million was available. In addition, the company had $268 million of debt securities available for issuance under a shelf registration statement filed in 1995.

     As part of its financing program, the company periodically enters into sale and leaseback agreements for revenue earning equipment which are accounted for as operating leases. No such agreements were entered into during 1997. Proceeds from sale-leaseback transactions were $150 million in 1996.

     From time to time, the company enters into various interest rate swap and cap agreements in managing interest rate exposure in its existing debt portfolio. See the "Financial Instruments" note to the consolidated financial statements for a further discussion of the company's interest rate management program.

     The ratio of debt to equity at December 31, 1997 was 242%, compared with 220% at December 31, 1996. The ratio of debt to tangible equity at December 31, 1997 was 318% compared with 289% at December 31, 1996.

ENVIRONMENTAL MATTERS

The operations of the company involve storing and dispensing petroleum products, primarily diesel fuel, regulated under environmental protection laws. These laws require the company to eliminate or mitigate the effect of such substances on the environment. In response to these requirements, the company has upgraded operating facilities and implemented various programs to detect and minimize contamination.

Capital expenditures related to these programs totaled approximately $7 million in 1997 and $9 million in 1996. Environmental capital expenditures are primarily related to a government mandated tank replacement program required to be completed by the end of 1998. These capital expenditures are not expected to increase materially in relation to the company's level of total capital expenditures. The company incurred $5 million of environmental expenses in 1997, compared with $7 million in 1996 and $12 million in 1995, which included normal recurring expenses, such as


[PHOTO OF MAINTENANCE FACILITY]
licensing, testing and waste disposal fees. Based on current circumstances and the present standards imposed by governmental regulations, environmental expenses are not expected to increase materially from 1997 levels in the near term.

     The ultimate cost of the company's environmental liabilities cannot presently be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of management's investigation at individual sites and the recoverability of such costs from third parties. Based upon information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity. See the "Environmental Matters" note to the consolidated financial statements for a further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued FAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. In June 1997, the FASB also issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major customers. Both Statements will be adopted by the company in 1998. The adoption of these Statements will not impact the company's results of operations, cash flows or financial position.

OUTLOOK

In 1998, the company will focus on several key areas to sustain growth, maximize shareholder value and improve EVA. The company will emphasize growing revenue in full service truck leasing, building on strategic alliances and enhanced services to increase the base of logistics business, and maintaining steady growth in public transportation services. The company will also continue to contain costs and capital spending.

     This financial review contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of Ryder System, Inc. and involve risks and uncertainties that could cause actual future events and results of operations to be materially different from those in the forward-looking statements. Important factors that could cause such differences include, among others, greater than expected expenses associated with the company's personnel needs or operating activities, the competitive pricing environment applicable to the company's operations or changes in government regulations.

REPORT OF MANAGEMENT

TO THE SHAREHOLDERS OF RYDER SYSTEM, INC.:

The financial infomation in this annual report has been prepared by the management of Ryder System. Management is responsible for the fair presentation of the financial statements of the company in accordance with generally accepted accounting principals and for the objectivity of key underlying assumptions and estimates.

     Ryder System maintains a dynamic system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reflected in the financial statements. This system is continually reviewed, evaluated and revised to reflect changes in the company and in the businesses in which we operate. One of the key elements of Ryder System's internal financial controls has been the company's success in recruiting, selecting, training and developing professional financial managers who implement and oversee the financial control system.

     The board of directors, acting through its audit committee, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and the financial control of operations. The audit committee is composed soley of outside directors. The committee recommends to the board of directors the appointment of the independent public accountants and meets regularily with management, internal auditors and independent accountants.

     Our commitment to social responsibility is a key management principle. Management is responsible for conducting our businesses in an ethical, moral manner assuring that our business practices encompass the highest, most uncompromising standards of personal and business conduct. These standards, which address conflicts of interest, compliance with laws and acceptable business practices and proper employee conduct are included in our Code of Conduct. The importance of these standards is stressed throughout the company and all of our employees are expected to comply with them.

/s/ M. A. BURNS
---------------
M. Anthony Burns
Chairman, President and
Chief Executive Officer

/s/ EDWIN A. HUSTON
-------------------
Edwin A. Huston
Senior Executive Vice President -
Finance and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
RYDER SYSTEM, INC.:

We have audited the accompanying consolidated balance sheets of Ryder System, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain resonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder System, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principals.

     As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for charitable contributions in 1995.

/s/ KPMG PEAT MARWICK LLP
-------------------------
KPMG Peat Marwick LLP

Miami, Florida
February 4, 1998


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                             RYDER SYSTEM, INC. AND SUBSIDIARIES

                                                                    YEARS ENDED DECEMBER 31
                                                          -----------------------------------------
In thousands, except per share amounts                       1997            1996           1995
--------------------------------------                    -----------    -----------    -----------
Revenue                                                   $ 4,893,905      4,936,123      4,572,975
                                                          -----------    -----------    -----------
Operating expense                                           3,857,980      4,081,215      3,530,910
Depreciation expense, net of gains                            592,279        676,273        627,534
Interest expense                                              189,361        206,636        193,559
Miscellaneous (income) expense, net                            (9,667)       (21,971)         2,987
                                                          -----------    -----------    -----------
                                                            4,629,953      4,942,153      4,354,990
                                                          -----------    -----------    -----------
     Earnings (loss) from continuing
       operations before income taxes                         263,952         (6,030)       217,985
Provision for income taxes                                    103,714         13,393         89,962
                                                          -----------    -----------    -----------
     Earnings (loss) from continuing operations               160,238        (19,423)       128,023
Earnings (loss) from discontinued operations                   15,447        (11,864)        27,402
                                                          -----------    -----------    -----------
     Earnings (loss) before extraordinary loss and
       cumulative effect of change in accounting              175,685        (31,287)       155,425
Extraordinary loss on early extinguishment of debt               --          (10,031)          --
     Cumulative effect of change in accounting                   --             --           (7,759)
                                                          -----------    -----------    -----------
Net earnings (loss)                                       $   175,685        (41,318)       147,666
                                                          ===========    ===========    ===========
Basic Earnings (Loss) per Common Share:
     Continuing operations                                $      2.08          (0.24)          1.62
     Discontinued operations                                     0.20          (0.15)          0.35
     Extraordinary loss on early extinguishment of debt          --            (0.12)          --
     Cumulative effect of change in accounting                   --             --            (0.10)
                                                          -----------    -----------    -----------
                                                          $      2.28          (0.51)          1.87
                                                          ===========    ===========    ===========
Diluted Earnings (Loss) per Common Share:
     Continuing operations                                $      2.05          (0.24)          1.61
     Discontinued operations                                     0.20          (0.15)          0.35
     Extraordinary loss on early extinguishment of debt          --            (0.12)          --
     Cumulative effect of change in accounting                   --             --            (0.10)
                                                          -----------    -----------    -----------
                                                          $      2.25          (0.51)          1.86
                                                          ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                             RYDER SYSTEM, INC. AND SUBSIDIARIES

                                                            DECEMBER 31
                                                    --------------------------
Dollars in thousands, except per share amounts          1997           1996
----------------------------------------------      -----------    -----------
Assets

Current assets:
     Cash and cash equivalents                      $    78,370        191,384
     Receivables                                        625,955        561,927
     Inventories                                         66,006         61,345
     Tires in service                                   163,771        168,367
     Deferred income taxes                               22,309         82,571
     Prepaid expenses and other current assets          135,574         82,172
                                                    -----------    -----------
          Total current assets                        1,091,985      1,147,766
Revenue earning equipment                             3,145,461      3,286,088
Operating property and equipment                        581,705        615,111
Direct financing leases and other assets                414,932        314,574
Intangible assets and deferred charges                  274,977        281,850
                                                    -----------    -----------
                                                    $ 5,509,060      5,645,389
                                                    ===========    ===========
Liabilities and shareholders' equity

Current liabilities:
     Current portion of long-term debt              $   301,361        199,958
     Accounts payable                                   305,337        321,468
     Accrued expenses                                   482,811        633,529
                                                    -----------    -----------
          Total current liabilities                   1,089,509      1,154,955
Long-term debt                                        2,267,554      2,237,010
Other non-current liabilities                           365,264        461,275
Deferred income taxes                                   726,025        686,143
                                                    -----------    -----------
           Total liabilities                          4,448,352      4,539,383
                                                    -----------    -----------
Shareholders' equity:
     Common stock of $0.50 par value per share
            Authorized, 400,000,000; outstanding,
            1997-73,692,226; 1996-77,961,154            328,117        496,292
     Retained earnings                                  743,713        613,887
     Translation adjustment                             (11,122)        (4,173)
                                                    -----------    -----------
            Total shareholders' equity                1,060,708      1,106,006
                                                    -----------    -----------
                                                    $ 5,509,060      5,645,389
                                                    ===========    ===========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             RYDER SYSTEM, INC. AND SUBSIDIARIES

                                                                        YEARS ENDED DECEMBER 31
                                                               -----------------------------------------
In thousands
------------                                                       1997           1996          1995
                                                               -----------    -----------    -----------
Continuing operations
Cash flows from operating activities:
     Earnings (loss) from continuing operations                $   160,238        (19,423)       128,023
     Depreciation expense, net of gains                            592,279        676,273        627,534
     Amortization expense and other non-cash charges, net            9,191         31,563         12,783
     Gain on sale of consumer truck rental business                   --          (25,000)          --
     Deferred income tax expense (benefit)                         124,516         (8,810)        90,945
     Proceeds from sales of receivables                               --             --           30,000
     Changes in operating assets and liabilities:
          Receivables                                              (76,895)      (192,275)       (80,843)
          Inventories                                               (7,947)        (8,064)           147
          Prepaid expenses and other current assets                (47,480)        30,397        (28,712)
          Other assets                                             (13,818)          (230)        (7,707)
          Accounts payable                                          22,305        (50,078)       (37,169)
          Accrued expenses and other non-current liabilities      (146,598)        98,330         23,621
                                                               -----------    -----------    -----------
                                                                   615,791        532,683        758,622
                                                               -----------    -----------    -----------
Cash flows from financing activities:
     Debt proceeds                                                 371,502        138,992      1,117,739
     Debt repaid, including capital lease obligations             (251,465)      (349,245)      (415,857)
     Dividends on common stock                                     (45,859)       (48,315)       (47,372)
     Common stock issued                                            61,973         63,710         11,251
     Common stock repurchased                                     (241,335)      (122,870)          --
                                                               -----------    -----------    -----------
                                                                  (105,184)      (317,728)       665,761
                                                               -----------    -----------    -----------
Cash flows from investing activities:
     Purchases of property and revenue earning equipment        (1,039,118)    (1,257,307)    (2,087,452)
     Sales of property and revenue earning equipment               344,513        373,300        356,393
     Sale and leaseback of revenue earning equipment                  --          150,000        300,000
     Acquisitions, net of cash acquired                            (84,195)          --             --
     Proceeds from business sold                                   111,306        574,167           --
     Other, net                                                     38,639         31,625         41,307
                                                               -----------    -----------    -----------
                                                                  (628,855)      (128,215)    (1,389,752)
                                                               -----------    -----------    -----------
NET CASH FLOWS FROM CONTINUING OPERATIONS                         (118,248)        86,740         34,631
NET CASH FLOWS FROM DISCONTINUED OPERATIONS                          5,234         11,787        (17,652)
                                                               -----------    -----------    -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (113,014)        98,527         16,979
Cash and Cash Equivalents at January 1                             191,384         92,857         75,878
                                                               -----------    -----------    -----------
Cash and Cash Equivalents at December 31                       $    78,370        191,384         92,857
                                                               ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                             RYDER SYSTEM, INC. AND SUBSIDIARIES


December 31, 1997, 1996 and 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of Ryder System, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION. Ryder System, Inc. is a multinational logistics and transportation company operating in nine countries. The company's principal business units consist of integrated logistics, transportation services (which primarily provides full service truck leasing and commercial truck rental in the United States and Canada), public transportation services and the International Division (which provides full service truck leasing and integrated logistics in Europe, South America and Mexico). As discussed in the Divestitures footnote, the company completed the sales of its automotive carrier business in 1997 and consumer truck rental business in 1996. As a result of the decision to sell its automotive carrier business, the company now operates in a single industry segment.

REVENUE RECOGNITION. Operating lease and other transportation services revenue is recognized as vehicles are used and services are provided over the terms of the related agreements. Direct financing lease revenue is recognized by the interest method over the terms of the lease agreements. Revenue from integrated logistics contracts is recognized as services are provided, generally at billing rates specified in underlying contracts.

CASH EQUIVALENTS. All investments in highly liquid debt instruments with maturities of three months or less at the date of purchase are classified as cash equivalents.

INVENTORIES. Inventories, which consist primarily of fuel and vehicle parts, are valued using the lower of cost (specific identification or average cost) or market.

REVENUE EARNING EQUIPMENT, OPERATING PROPERTY AND EQUIPMENT AND DEPRECIATION. Revenue earning equipment, principally vehicles, and operating property and equipment are stated at cost. Vehicle repairs and maintenance that extend the life or increase the value of the vehicle are capitalized whereas ordinary maintenance and repairs are expensed as incurred. Provision for depreciation is computed using the straight-line method on substantially all depreciable assets. Annual straight-line depreciation rates range from 8% to 33% for revenue earning equipment, 2.5% to 10% for buildings and improvements and 10% to 25% for machinery and equipment.

     Gains on operating property and equipment sales are reflected in miscellaneous (income) expense. Gains on sales of revenue earning equipment, net of selling and equipment preparation costs, are reported as reductions of depreciation expense and totaled $52 million, $66 million and $90 million in 1997, 1996 and 1995, respectively.

TIRES IN SERVICE. The company allocates a portion of the acquisition costs of revenue earning equipment to tires in service and amortizes such tire costs to expense over the lives of the vehicles and equipment. The cost of replacement tires and tire repairs are expensed as incurred.

INTANGIBLE ASSETS. Intangible assets consist principally of goodwill totaling $238 million in 1997 and $248 million in 1996. Goodwill is amortized on a straight-line basis over appropriate periods generally ranging from 10 to 40 years. Accumulated amortization was approximately $84 million and $85 million at December 31, 1997 and 1996, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets, including intangible assets, used in the company's operations are reviewed for impairment when circumstances indicate that the carrying amount of assets may not be recoverable. The primary indicators of recoverability are the associated current and forecasted undiscounted operating cash flows.

SELF-INSURANCE RESERVES. The company retains a portion of the risk under vehicle liability, worker's compensation and other insurance programs. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these reserves are charged or credited to income in the period determined. Amounts estimated to be paid within one year have been classified as accrued expenses with the remainder included in other non-current liabilities.


INCOME TAXES. Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

DERIVATIVE FINANCIAL INSTRUMENTS. From time to time, the company enters into interest rate swap and cap agreements to manage its fixed and variable interest rate exposure and to better match the repricing of its debt instruments to that of its portfolio of assets; it has no derivative financial instruments held for trading purposes and none of the instruments are leveraged. The company assigns each interest rate swap and cap agreement to a debt or operating lease obligation. Amounts to be paid or received under swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense or rent expense.

FOREIGN CURRENCY TRANSLATION. The company's foreign operations generally use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders' equity as a translation adjustment. For subsidiaries whose economic environment is highly inflationary, the U.S. dollar is the functional currency and gains and losses that result from translation are included in earnings.

STOCK-BASED COMPENSATION. Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net earnings (loss) and earnings (loss) per share are provided as if the fair value method had been applied.

ACCOUNTING CHANGES. Effective December 31, 1997, the company adopted Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share." This Statement requires the presentation of basic and diluted earnings per share
(EPS). Basic EPS is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted EPS reflects the dilutive effect of potential common shares from securities such as stock options. All prior years EPS data has been restated to conform with the provisions of the new Statement.

     Effective January 1, 1997, the company adopted FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes accounting standards for, among other things, the sales of receivables with recourse. The company also adopted the American Institute of Certified Public Accountants' Statement of Position 96-1, "Environmental Remediation Liabilities," effective January 1, 1997. The guidance provided by these Statements was consistent with the company's current method of accounting and, therefore, adoption of these Statements did not impact the company's results of operations, cash flows or financial position.

    Effective January 1, 1995, the company adopted FAS No. 116, "Accounting for Contributions Received and Contributions Made," which requires that a promise to make a contribution be recognized in the financial statements as an expense and a liability when a promise is made. As a result, a pretax charge of $12 million ($8 million after tax, or $0.10 per diluted common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of the company's total outstanding charitable commitments as of January 1, 1995.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board (FASB) issued FAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. In June 1997, the FASB also issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major customers. Both Statements will be adopted by the company in 1998. The adoption of these Statements will not impact the company's results of operations, cash flows or financial position.

ACQUISITIONS

During 1997, the company completed a number of acquisitions in full service truck leasing and public transportation, each of which has been accounted for as a purchase. The consolidated financial statements reflect the results of operations of the acquired businesses from the acquisition dates. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant. The fair value of assets acquired and liabilities assumed in connection with these acquisitions was as follows (in thousands):

Working capital                           $ (2,170)
Goodwill                                    42,755
Other net assets                            57,809
Non-current liabilities                    (14,199)
                                          --------
Net assets acquired                       $ 84,195
                                          ========

DIVESTITURES

On September 30, 1997, the company completed the sale of its automotive carrier business for $111 million in cash and realized a $3 million after tax gain ($0.04 per diluted common share). The transaction was made at a premium over the net book value of the business sold and also generated gains from the settlement and curtailment of certain employee benefit and postretirement plans, offset by provisions for severance and direct transaction and other costs. The disposal of the automotive carrier business has been accounted for as a discontinued operation and accordingly, its operating results and cash flows are segregated and reported as discontinued operations in the accompanying consolidated financial statements.

     Summarized results of the automotive carrier business were as follows:


                                     PERIOD ENDED        YEARS ENDED
                                     SEPTEMBER 30       DECEMBER 31
                                     ------------  ----------------------
In thousands                             1997         1996         1995
                                      ---------    ---------    ---------
Revenue                               $ 462,853      583,292      594,446
                                      =========    =========    =========
Earnings (loss) before income taxes   $  18,228      (11,592)      46,401
Provision for income taxes                5,981          272       18,999
                                      ---------    ---------    ---------
Earnings (loss) from discontinued
        operations before net
        gain on disposition              12,247      (11,864)      27,402
                                      ---------    ---------    ---------
Loss on disposition                      (5,300)        --           --
Income tax benefit                        8,500         --           --
                                      ---------    ---------    ---------
Net gain on disposition                   3,200         --           --
                                      ---------    ---------    ---------
Earnings (loss) from
        discontinued operations       $  15,447      (11,864)      27,402
                                      =========    =========    =========

     The loss from discontinued operations in 1996 includes a pretax charge of $18 million as part of a company-wide restructuring. The pretax charge included $8 million in employee-related costs, $8 million in estimated facility closure costs and $2 million in other costs. The after tax impact of these charges was $14 million or $0.18 per diluted common share.

     On October 17, 1996, the company sold substantially all the assets and certain liabilities of its consumer truck rental business for $574 million in cash, resulting in a pretax gain of $25 million ($15 million after tax), which is included in miscellaneous (income) expense. Revenue related to the consumer truck rental business was $440 million for the period January 1 through October 16, 1996 and $547 million for the year ended December 31, 1995. Pretax earnings of the consumer truck rental business, on a stand alone basis, were $18 million for the period January 1 through October 16, 1996 and $8 million for the year ended December 31, 1995.

     Pursuant to the terms of the sales agreement, the company gave the buyer a royalty-free license to use the Ryder trademark and color scheme, subject to certain restrictions, for a total of 10 years (with required modifications to the trademark after five years). The company and the buyer have entered into service agreements for periods ranging from two to five years, with options for extensions for certain of the agreements. Under the agreements, the company provides various services to the buyer including vehicle maintenance, claims processing, management information systems and other administrative services. In addition, certain company branch locations act as consumer truck rental dealers and the company assists in the disposition of the buyer's used vehicles through its sales network. Rates agreed upon for the various services are considered reasonable based on market rates.

RESTRUCTURING AND OTHER CHARGES

During 1996, the company implemented several restructuring initiatives designed to reduce costs, improve profitability and align the organizational structure with the strategic direction of the company. As a result of the initiatives, the company recorded pretax charges in 1996 of $228 million for continuing operations ($150 million after tax or $1.84 per diluted common share).

     The pretax charges included $105 million in employee-related costs, which were primarily related to the planned elimination of approximately 2,300 positions. This amount included $46 million for approximately 740 employees who retired pursuant to voluntary early retirement programs. The planned headcount reductions were substantially completed during 1997.

     The company's restructuring initiatives also included the planned closure of approximately 200 operating and administrative locations in order to achieve economies of scale and eliminate redundant processes. In connection with these initiatives, the company recorded $59 million in estimated closure costs, including asset write-downs of $46 million relating to both facility closures and the anticipated sale of small non-strategic businesses. During 1997, approximately 85% of the planned closures were completed and the company has sold or disposed of approximately 75% of the closed facilities. Additionally, the 1996 charges included $35 million of write-downs relating primarily to the discontinuance of the company car program, certain information systems and other assets.

     The company also incurred $29 million of other costs associated with the restructuring initiatives including relocation of employees and professional fees incurred as part of the implementation of the restructuring.

     The 1996 charges included $78 million of restructuring charges ($72 million in continuing operations) relating to employee separations and facility closure costs of which $50 million was paid in 1997 and $16 million was paid in 1996. Management believes that the remaining restructuring liabilities at December 31, 1997 of $12 million are adequate to complete its plans and that the liabilities will be substantially paid by the end of 1998.

SALES OF RECEIVABLES

The company participates in an agreement to sell, with limited recourse, up to $350 million of trade receivables on a revolving basis through July 2002. The costs associated with this program were $6 million in 1997, $13 million in 1996 and $15 million in 1995 and were charged to miscellaneous (income) expense. At December 31, 1997 and 1996, the outstanding balance of receivables sold pursuant to this agreement was $75 million.

REVENUE EARNING EQUIPMENT
In thousands                                                1997           1996
--------------------------                           -----------    -----------
Full service lease                                   $ 3,538,297      3,302,496
Commercial rental                                      1,171,038      1,306,998
                                                     -----------    -----------
                                                       4,709,335      4,609,494
        Accumulated depreciation                      (1,742,949)    (1,616,076)
                                                     -----------    -----------
                                                       2,966,386      2,993,418
                                                     -----------    -----------
Other revenue earning equipment                          333,588        672,440
        Accumulated depreciation                        (154,513)      (379,770)
                                                     -----------    -----------
                                                         179,075        292,670
                                                     -----------    -----------

                                                     $ 3,145,461      3,286,088
                                                     ===========    ===========

OPERATING PROPERTY AND EQUIPMENT
In thousands                                                1997           1996
--------------------------------                     -----------    -----------
Land                                                 $   104,813        113,601
Buildings and improvements                               467,652        491,714
Machinery and equipment                                  385,099        402,516
Other                                                     99,445        120,795
                                                     -----------    -----------
                                                       1,057,009      1,128,626
        Accumulated depreciation                        (475,304)      (513,515)
                                                     -----------    -----------
                                                     $   581,705        615,111
                                                     ===========    ===========

ACCRUED EXPENSES AND OTHER NON-CURRENT LIABILITIES
In thousands                                                1997           1996
--------------------------------------------------   -----------    -----------
Salaries and wages                                   $   113,042        145,222
Employee benefits                                         17,188         17,246
Interest                                                  41,274         47,614
Operating taxes                                           66,544         72,622
Self-insurance reserves                                  249,137        344,803
Postretirement benefits other than pensions               47,694         60,726
Vehicle rent and related accruals                        162,611        181,662
Environmental liabilities                                 29,971         40,424
Other, including restructuring                           120,614        184,485
                                                     -----------    -----------
                                                         848,075      1,094,804
Non-current portion                                     (365,264)      (461,275)
                                                     -----------    -----------
Accrued expenses                                     $   482,811        633,529
                                                     ===========    ===========


LEASES

OPERATING LEASES AS LESSOR. One of the company's major product lines is full service leasing of commercial trucks, tractors and trailers. These lease agreements provide for a fixed time charge plus a fixed per-mile charge. A portion of these charges is often adjusted in accordance with changes in the Consumer Price Index. Contingent rentals included in income during 1997, 1996 and 1995 were $233 million, $248 million and $240 million, respectively.

DIRECT FINANCING LEASES. The company leases additional revenue earning equipment as direct financing leases. The net investment in direct financing leases consisted of:

In thousands                                                1997           1996
------------                                           ---------      ---------

Minimum lease payments receivable                      $ 714,065        588,666
Executory costs and unearned income                     (375,724)      (324,108)
Unguaranteed residuals                                    59,123         45,438
                                                       ---------      ---------
Net investment in direct financing leases                397,464        309,996
Current portion included in receivables                  (52,976)       (47,888)
                                                       ---------      ---------
Non-current portion included in other assets           $ 344,488        262,108
                                                       =========      =========


     Contingent rentals included in income during 1997, 1996 and 1995 were $26 million, $24 million and $20 million, respectively.

OPERATING LEASES AS LESSEE. The company leases vehicles, facilities and office equipment under operating lease agreements. The majority of these agreements are vehicle leases which specify that rental payments be adjusted every six months based on changes in interest rates and provide for early termination at stipulated values. During 1997, 1996 and 1995, rent expense was $228 million, $240 million and $201 million, respectively. Through September 1997, rental rates were modified by certain interest rate swap agreements as discussed in the "Summary of Significant Accounting Policies" footnote.

LEASE PAYMENTS. Future minimum payments for leases in effect at December 31, 1997 were as follows:


                       AS LESSOR              AS LESSEE
              --------------------------      ----------
                                DIRECT
               OPERATING       FINANCING       OPERATING
In thousands    LEASES          LEASES          LEASES
------------  ----------      ----------      ----------

1998          $  834,768         127,608         209,587
1999             716,700         119,721         216,017
2000             563,231         111,049         186,419
2001             391,072          99,579         164,291
2002             227,414          83,053         130,646
Thereafter       157,451         173,055         134,747
              ----------      ----------      ----------
              $2,890,636         714,065       1,041,707
              ==========      ==========      ==========

     The amounts in the previous table are based upon the assumption that revenue earning equipment will remain on lease for the length of time specified by the respective lease agreements. This is not a projection of future lease revenue; no effect has been given to renewals, new business, cancellations, contingent rentals or future rate changes.

INCOME TAXES

The components of the provision for income taxes attributable to continuing operations were as follows:


In thousands                           1997       1996       1995
------------                      ---------    -------    -------
Current tax expense (benefit):
        Federal                   $ (21,243)    19,756        332
        State                          (998)     2,767       (100)
        Foreign                       1,439       (320)    (1,215)
                                  ---------    -------    -------
                                    (20,802)    22,203       (983)
                                  ---------    -------    -------
Deferred tax expense (benefit):
        Federal                     100,756    (13,847)    63,753
        State                        15,546       (767)    15,409
        Foreign                       8,214      5,804     11,783
                                  ---------    -------    -------
                                    124,516     (8,810)    90,945
                                  ---------    -------    -------
Provision for income taxes        $ 103,714     13,393     89,962
                                  =========    =======    =======


        A reconciliation of the Federal statutory tax rate with the effective tax rate for continuing operations follows:

                                        % OF PRETAX INCOME
                                       ---------------------
                                       1997     1996    1995
                                       ----     ----    ----

Statutory rate                         35.0    (35.0)   35.0
Impact on deferred taxes
        for changes in tax rates       (0.6)      --      --
State income taxes, net of
        Federal income tax benefit      3.6     21.6     4.6
Amortization of goodwill                0.9     41.2     1.1
Restructuring and other charges         --     148.6      --
Miscellaneous items, net                0.4     45.7     0.6
                                       ----    -----    ----
Effective rate                         39.3    222.1    41.3
                                       ====    =====    ====


     The higher 1996 effective tax rate is primarily due to the tax effects of non-deductible foreign charges associated with the restructuring and other charges. Additionally, lower income before taxes in 1996 increased the rate impact of normal, recurring non-deductible expenses.

     The components of the net deferred income tax liability as of December 31, 1997 and 1996 were as follows:

In thousands                                     1997        1996
                                            ---------     -------
Deferred income tax assets:
        Self-insurance reserves             $  88,374     136,411
        Alternative minimum taxes              12,771       9,412
        Accrued compensation and benefits      36,167      45,038
        Restructuring and other charges         5,037      27,645
        Miscellaneous other accruals           86,593     104,321
                                            ---------    --------
                                              228,942     322,827
        Valuation allowance                   (12,445)    (16,605)
                                            ---------    --------
                                              216,497     306,222
                                            ---------    --------
Deferred income tax liabilities:
        Property and equipment
                bases differences            (837,120)   (834,581)
        Other items                           (83,093)    (75,213)
                                            ---------    --------
                                             (920,213)   (909,794)
                                            ---------    --------
Net deferred income tax liability           $(703,716)   (603,572)
                                            =========    ========


     Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $84 million at December 31, 1997. A full foreign tax provision has been made on these undistributed foreign earnings. Determination of the amount of deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.

     The company had unused alternative minimum tax credits, for tax purposes, of $13 million at December 31, 1997, available to reduce future income tax liabilities. The alternative minimum tax credits may be carried forward indefinitely.

     A valuation allowance has been established to reduce deferred income tax assets, principally foreign tax loss carryforwards to amounts expected to be realized.

     Income taxes paid totaled $18 million in 1997, $1 million in 1996 and $13 million in 1995 and include amounts related to both continuing and discontinued operations.

DEBT

In thousands                                     1997          1996
------------                              -----------    ----------
U.S. commercial paper                     $   340,000        16,000
Canadian commercial paper                      27,339        47,649
Unsecured U.S. notes:
     Debentures, 8.38% to 9.88%,
       due 2001 to 2017                       444,215       444,215
     Medium-term notes, 5.53% to 9.90%,
       due 1998 to 2025                     1,410,020     1,543,600
     Discount on unsecured U.S. notes         (21,196)      (21,765)
Unsecured foreign obligations
     (principally pound sterling),
     4.84% to 11.00%, due 1998 to 2002        320,362       344,063
Other debt, including capital leases           48,175        63,206
                                          -----------    ----------
Total debt                                  2,568,915     2,436,968
Current portion                              (301,361)     (199,958)
                                          -----------    ----------
Long-term debt                            $ 2,267,554     2,237,010
                                          ===========    ==========


     Debt maturities (including sinking fund requirements) during the five years subsequent to December 31, 1997 were as follows:

                     DEBT
In thousands      MATURITIES
------------      ----------
1998               $301,361
1999                440,896
2000                499,585
2001                330,528
2002                530,475

     During 1997, the company entered into a $720 million global revolving credit facility, which expires in 2002, and replaced existing credit facilities in the U.S., U.K. and Canada. The prior U.S. credit facility consisted of a $500 million primary agreement with no expiration date and a $150 million secondary agreement expiring in 2001. The global credit facility is primarily to be used to finance working capital and provide support for the issuance of commercial paper. At the company's option, the interest rate on borrowings under the global credit facility is based on LIBOR, prime, federal funds or local equivalent rates. No compensating balances are required under the global credit facility; however, it does have an annual facility fee of 0.07% based on the company's current credit rating. At December 31, 1997, foreign borrowings of $53 million were outstanding under the credit facility and the company had $327 million available under this agreement.

     The company had other committed lines of credit at December 31, 1997 totaling $6 million, of which $3 million was available. The weighted average interest rates for outstanding U.S. and Canadian commercial paper were 6.25% and 4.63%, respectively, at December 31, 1997.

     During the fourth quarter of 1996, the company recorded an extraordinary loss of $10 million (net of income tax benefit of $6 million) in connection with the early retirement of $80 million of outstanding high coupon debt.

     Interest paid totaled $196 million in 1997, $204 million in 1996 and $182 million in 1995. Interest rates have been modified by interest rate swap agreements as discussed in the "Summary of Significant Accounting Policies" footnote.

FINANCIAL INSTRUMENTS

At December 31, 1997 and 1996, the company had various interest rate swap agreements outstanding with notional principal amounts of $61 million and $178 million, respectively. Such contracts had a weighted average interest rate of 5.84% and 6.31% at December 31, 1997 and 1996, respectively. The company mitigates its exposure to credit loss in the event of nonperformance by the counterparties by entering into transactions with financial institutions in the high investment grade category of ratings by Standard & Poor's Ratings Group and/or Moody's Investors Service.

     The carrying amounts and estimated fair values of the company's liabilities for debt (excluding capital leases) and interest rate swap agreements at December 31, 1997 and 1996 were as follows:

                                1997                   1996
                      ----------------------   ---------------------
                       CARRYING       FAIR      CARRYING     FAIR
In thousands            AMOUNT       VALUE       AMOUNT      VALUE
------------          ----------   ---------   ---------   ---------
Debt                  $2,524,837   2,631,065   2,377,750   2,453,868
Interest rate swaps          871         850         137         975

     The fair values above were determined from dealer quotations and represent the discounted future cash flows through maturity or expiration using current rates and are effectively the amounts the company would pay or receive to terminate the agreements or retire the debt. The fair values of all other financial instruments approximate their carrying amounts.

SHAREHOLDERS' EQUITY                                                 COMMON       RETAINED    TRANSLATION
In thousands, except share and per share amounts                      STOCK        EARNINGS     ADJUSTMENT      TOTAL
------------------------------------------------                    ----------    ----------   -----------    ----------
At January 1, 1995                                                  $  539,101       603,226       (13,303)    1,129,024
     Net earnings                                                         --         147,666          --         147,666
     Common stock dividends declared-$0.60 per share                      --         (47,372)         --         (47,372)
     Common stock issued under employee plans (519,871 shares)*         11,251          --            --          11,251
     Foreign currency translation adjustment                              --            --            (389)         (389)
     Other                                                                (155)         --            --            (155)
                                                                    ----------    ----------    ----------    ----------
At December 31, 1995                                                   550,197       703,520       (13,692)    1,240,025
     Net loss                                                             --         (41,318)         --         (41,318)
     Common stock dividends declared-$0.60 per share                      --         (48,315)         --         (48,315)
     Common stock issued under employee plans (2,833,241 shares)*       63,710          --            --          63,710
     Common stock repurchased (4,152,700 shares)                      (122,870)         --            --        (122,870)
     Foreign currency translation adjustment                              --            --           9,519         9,519
     Other                                                               5,255          --            --           5,255
                                                                    ----------    ----------    ----------    ----------
At December 31, 1996                                                   496,292       613,887        (4,173)    1,106,006
     Net earnings                                                         --         175,685          --         175,685
     Common stock dividends declared-$0.60 per share                      --         (45,859)         --         (45,859)
     Common stock issued under employee plans (2,778,372 shares)*       61,973          --            --          61,973
     Common stock repurchased (7,047,300 shares)                      (241,335)         --            --        (241,335)
     Foreign currency translation adjustment                              --            --          (6,949)       (6,949)
     Other                                                              11,187          --            --          11,187
                                                                    ----------    ----------    ----------    ----------
At December 31, 1997                                                $  328,117       743,713       (11,122)    1,060,708
                                                                    ==========    ==========    ==========    ==========

*Net of common stock purchased from employees exercising stock options.
                                                                              38

     During 1997, the company concluded a six-million-share repurchase program, announced in October 1996, and initiated an additional six-million-share repurchase program. The company has used a portion of the proceeds from the sales of the automotive carrier business and consumer truck rental business to repurchase shares of common stock in the open market. The company repurchased 7,047,300 shares at an average of $34.25 per share for an aggregate amount of $241 million in 1997 and 4,152,700 shares at an average price of $29.59 per share for an aggregate amount of $123 million in 1996.

     At December 31, 1997, the company had 73,692,226 Preferred Stock Purchase Rights (Rights) outstanding which expire in March 2006. The Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the company which is not believed by the board of directors to be in the best interest of shareholders. The Rights are evidenced by common stock certificates, are subject to antidilution provisions, and are not exercisable, transferable or exchangeable apart from the common stock until ten days after a person, or a group of affiliated or associated persons, acquires beneficial ownership of 10% or more, or, in the case of exercise or transfer, makes a tender offer for 10% or more of the company's common stock. The Rights entitle the holder, except such an acquiring person, to purchase at the current exercise price of $100, that number of the company's common shares which at the time would have a market value of $200. In the event the company is acquired in a merger or other business combination (including one in which the company is the surviving corporation), each Right entitles its holder to purchase at the current exercise price of $100 that number of common shares of the surviving corporation which would then have a market value of $200. In lieu of common shares, Rights holders can purchase 1/100 of a share of Series C Preferred Stock for each Right. The Series C Preferred Stock would be entitled to quarterly dividends equal to the greater of $10 per share or 100 times the common stock dividend per share and have 100 votes per share, voting together with the common stock. By action of the board of directors, the Rights may also be exchanged in whole or in part, at an exchange ratio of one share of common stock per Right. The Rights have no voting rights and are redeemable, at the option of the company, at a price of $.01 per Right prior to the acquisition by a person or a group of persons affiliated or associated persons of beneficial ownership of 10% or more of the common stock.

EMPLOYEE STOCK OPTION AND STOCK PURCHASE PLANS OPTION PLANS

The company's stock option plans consist of the Profit Incentive Stock Plan for certain non-officer employees, the 1980 and 1995 Stock Incentive Plans and Stock for Merit Increase Replacement Plan for key employees and the 1997 Board of Directors Stock Award Plan for non-employee directors. Option prices are the fair market value of shares at the date of grant. Options granted under all plans are for terms not exceeding 10 years and are exercisable cumulatively 20% to 50% each year based on the terms of the grant. Awards under the 1980 and 1995 Stock Incentive Plans may be granted in tandem with stock appreciation rights, limited stock appreciation rights and performance units. The key employee plans also provide for restricted stock rights to these employees at no cost to them; none were granted in 1997, 1996 or 1995. Awards under the 1997 Board of Directors Stock Award Plan may be granted in tandem with restricted stock units at no cost to the grantee; 47,673 units were granted in 1997. Compensation expense is recognized as the restricted stock units vest over the periods established for each grant.

     The following table summarizes the status of the company's stock option plans:
                                                Weighted
                                                Average
                                    Number      Exercise
Shares in thousands                of Shares     Price
-------------------                ---------    --------
Outstanding at January 1, 1995       6,580       $ 22.88
Granted                              1,140         25.10
Exercised                             (207)        19.90
Expired or canceled                    (89)        22.49
                                    ------       -------
Outstanding at December 31, 1995     7,424         23.31
Granted                              1,312         29.35
Exercised                           (1,742)        23.29
Expired or canceled                   (116)        27.57
                                    ------       -------
Outstanding at December 31, 1996     6,878         24.33
Granted                              1,339         35.08
Exercised                           (2,037)        22.85
Expired or canceled                   (180)        26.40
                                    ------        ------
Outstanding at December 31, 1997     6,000       $ 27.18
                                    ======       =======

     The number of shares and weighted average price of options exercisable at December 31, 1997, 1996 and 1995 were 3,373,000 shares at $23.87, 4,636,000 shares at $22.83, and 5,482,000 shares at $22.74, respectively. At December 31, 1997, 1996 and 1995, 1,566,000 shares, 2,535,000 shares and 3,232,000 shares, respectively, were available for future grants under the terms of these plans.

     Information about options in various price ranges at December 31, 1997 follows:

Shares in thousands       Options Outstanding   Options Exercisable
--------------------      -------------------   -------------------
                          Remaining
Price                       Life      Average               Average
Range         Shares      (In Years)   Price    Shares       Price
-----         ------      ----------   -----    ------       -----

$10 - 20         313           3.3    $ 16.11       313      $ 16.11
 20 - 25       1,487           3.8      22.26     1,193        21.88
 25 - 30       2,871           6.6      27.19     1,867        26.45
 30 - 37       1,329           9.5      35.25      --           --
               -----        ------    -------     -----      -------
               6,000           6.4    $ 27.18     3,373      $ 23.87
               =====        ======    =======     =====      =======


PURCHASE PLANS. The Employee Stock Purchase Plan provides for periodic offerings to substantially all U.S. and Canadian employees, with the exception of executives who participate in the 1980 and 1995 Stock Incentive Plans, to subscribe shares of the company's common stock at 85% of the fair market value on either the date of offering or the last day of the purchase period, whichever is less. The U.K. Stock Purchase Scheme provides for periodic offerings to substantially all U.K. employees to subscribe shares of the company's common stock at 85% of the fair market value on the date of the offering.

     The following table summarizes the status of the company's stock purchase plans.

                                                   Weighted
                                                   Average
                                     Number        Exercise
Shares in thousands                 of Shares       Price
-------------------                 ---------     --------
Outstanding at January 1, 1995        1,819         $22.87
Granted                                  41          20.66
Exercised                              (314)         22.89
Expired or canceled                    (172)         22.92
                                     ------         ------
Outstanding at December 31, 1995      1,374          22.79
Granted                               1,608          23.96
Exercised                            (1,191)         22.85
Expired or canceled                    (138)         22.86
                                     ------         ------
Outstanding at December 31, 1996      1,653          23.88
Granted                                  63          30.28
Exercised                              (994)         23.96
Expired or canceled                    (151)         23.91
                                     ------         ------
Outstanding at December 31, 1997        571         $24.46
                                     ======         ======

     The number of shares and weighted average price of options exercisable at December 31, 1997 and 1995 were 472,000 shares at $23.96 and 1,318,000 shares at $22.90, respectively. No options were exercisable at December 31, 1996. Substantially all options outstanding expire in 1998. At December 31, 1997, 1996 and 1995, 323,000 shares, 235,000 shares and 1,705,000 shares, respectively, were available for future grants under the terms of these plans.

PRO FORMA INFORMATION. The company accounts for stock-based compensation using the intrinsic value method; accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the fair value method of accounting been applied to the company's plans, which requires recognition of compensation expense over the vesting periods of the awards, net earnings (loss) would have been reduced (increased) by $11 million, or $0.14 per diluted common share in 1997, $(8) million, or $(0.10) per diluted common share in 1996, and $1 million, or $0.02 per diluted common share in 1995. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized over the vesting period.

     The weighted average per share fair values of options granted under the company's stock option and purchase plans during 1997, 1996 and 1995 were $12.57, $8.45 and $8.99, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 1.8% in 1997 and 2.1% in 1996 and 1995; expected volatility of 24.5% in 1997 and 25.4% in 1996 and 1995; a risk-free interest rate of 6.2% in 1997 and 6.4% in 1996 and 1995; and an expected holding period of eight years in 1997 and six years in 1996 and 1995.

EARNINGS PER SHARE INFORMATION. A reconciliation of the number of shares used in computing basic and diluted EPS follows:


In thousands                            1997      1996      1995
------------                           ------    ------    ------

Weighted average
     shares outstanding - Basic        76,888    81,263    78,945
Dilutive common stock equivalents
     from option and purchase plans     1,304      --         425
                                       ------    ------    ------
Weighted average
     shares outstanding - Diluted      78,192    81,263    79,370
                                       ======    ======    ======

     At December 31, 1997, options to purchase 1,129,000 shares of common stock were outstanding but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares during the period.

PENSION AND SAVINGS PLANS

The company and its subsidiaries sponsor several defined benefit pension plans, covering substantially all employees not covered by union-administered plans, including certain employees in foreign countries. These plans generally provide participants with benefits based on years of service and career-average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability but not greater than the maximum allowable contribution deductible for Federal income tax purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. The company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements. Total pension expense for 1997, 1996 and 1995 was as follows:

In thousands                          1997          1996          1995
------------                       ---------     ---------     ---------
Company-administered plans:
     Present value of benefits
       earned during the year      $  24,037        26,746        20,502
     Interest cost on projected
       benefit obligation             46,160        36,662        32,302
     Return on plan assets:
       Actual                       (142,195)      (70,694)     (110,289)
       Deferred                       82,117        25,715        76,793
     Additional expense from
       early retirement program         --          43,928          --
     Curtailment gain                 (7,614)         --            --
     Other, net                       (1,037)       (1,172)       (1,522)
                                   ---------     ---------     ---------
                                       1,468        61,185        17,786
Union-administered plans               1,840         2,013         1,547
                                   ---------     ---------     ---------
Net pension expense                $   3,308        63,198        19,333
                                   =========     =========     =========

     As part of the company's 1996 restructuring and other profit improvement initiatives, certain employees accepted early retirement benefits, which increased 1996 pension expense by $44 million.

     The following table sets forth the plans' funded status and the company's prepaid expense at December 31, 1997 and 1996:


In thousands                                            1997           1996
------------                                          ---------     ---------
Plan assets at fair value                             $ 820,696       679,756
Actuarial present value of service
     rendered to date:
     Accumulated benefit obligation,
          including vested benefits of $632,306 in
          1997 and $548,528 in 1996                    (664,138)     (581,719)
     Additional benefit based on estimated
          future salary levels                          (44,576)      (62,354)
                                                      ---------     ---------
Projected benefit obligation                           (708,714)     (644,073)
                                                      ---------     ---------
Plan assets in excess of projected
     benefit obligation                                 111,982        35,683
Unrecognized transition amount                          (11,838)      (15,621)
Other, primarily unrecognized prior
     service cost and net gains                         (55,428)      (12,700)
                                                      ---------     ---------
Prepaid pension expense                               $  44,716         7,362
                                                      =========     =========

     The following table sets forth the actuarial assumptions used for the company's dominant plan:

                                                      1997    1996
                                                      ----    ----
Discount rate                                         7.25%   7.50%
Rate of increase in compensation levels               5.00%   5.00%
Expected long-term rate of return on plan assets      9.50%   8.50%
Transition amortization in years                         8       8
Gain and loss amortization in years                      8       8

     The company also has defined contribution savings plans that cover substantially all eligible employees. Company contributions to the plans are based on employee contributions and the level of company match. Company contributions to the plans totaled approximately $12 million in 1997 and 1996, and $11 million in 1995.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company and its subsidiaries sponsor plans which provide retired employees with certain health care and life insurance benefits. Substantially all employees not covered by union-administered health and welfare plans are eligible for these benefits. Health care benefits for the company's principal plans are generally provided to qualified retirees under age 65 and eligible dependents. Generally, these plans require employee contributions which vary based on years of service and include provisions which cap company contributions.

     Total periodic postretirement benefit expense for 1997, 1996 and 1995 was as follows:


In thousands                            1997        1996       1995
------------                          -------     -------    -------
Current year service cost             $ 1,569       1,626      1,373
Interest accrued on post-
     retirement benefit obligation      3,122       2,790      3,031
Additional expense from early
     retirement program                  --         2,323       --
Curtailment gain                       (1,881)       --         --
                                      --------    -------    -------
Periodic postretirement
     benefit expense                  $ 2,810       6,739      4,404
                                      =======     =======    =======

     The company's postretirement benefit plans are not funded. The company's obligation under the plans as of December 31, 1997 and 1996 was as follows:


In thousands                                     1997         1996
------------                                    -------     -------
Accumulated postretirement
     benefit obligation:
     Retirees                                   $28,258      33,860
     Fully eligible active plan participants      4,114       8,964
     Other active plan participants              11,914      16,474
                                                -------     -------
                                                 44,286      59,298
Unrecognized net gains                            3,408       1,428
                                                -------     -------
Accrued unfunded postretirement
        benefit obligation                      $47,694      60,726
                                                =======     =======
Discount rate                                      7.25%       7.50%


     The actuarial assumptions include health care cost trend rates projected ratably from 8% in 1998 to 6% in the year 2003 and thereafter. Increasing the assumed health care cost trend rates by 1% in each year would not have had a material effect on the accumulated postretirement benefit obligation as of December 31, 1997 or periodic postretirement benefit expense for 1997.

ENVIRONMENTAL MATTERS

     The company's operations involve storing and dispensing petroleum products, primarily diesel fuel. In 1988, the Environmental Protection Agency issued regulations that established requirements for testing and replacing underground storage tanks. The company is involved in various stages of investigation, cleanup and tank replacement to comply with the regulations. In addition, the company received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act and similar state statutes and may be required to share in the expense of cleanup of 25 identified disposal sites.

     The company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred. Generally, the timing of these accruals coincides with the identification of an environmental problem through the company's internal procedures or upon notification from regulatory agencies. The estimate of loss is based on information obtained from independent environmental engineers and/or from company experts regarding the nature and extent of environmental contamination, remedial alternatives available and the cleanup criteria required by relevant governmental agencies. The estimated costs include amounts for anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate. These amounts represent the estimated undiscounted costs to fully resolve the environmental matters in accordance with prevailing Federal, state and local requirements based on information presently available. The liability does not reflect possible recoveries from insurance companies or reimbursement of remediation costs by state agencies, but does include estimates of cost sharing with other PRPs at Superfund sites. The company's environmental expenses, which included remediation costs as well as normal recurring expenses such as licensing, testing and waste disposal fees, were $5 million in 1997, $7 million in 1996 and $12 million in 1995.


     The ultimate costs of the company's environmental liabilities cannot be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of investigation at individual sites, the determination of the company's liability in proportion to other responsible parties and the recoverability of such costs from third parties. Based on information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity.

OTHER MATTERS

The company is currently involved in litigation with a former customer relating to a logistics services agreement which was terminated in 1997. The former customer has filed a claim against the company and the company has filed a counterclaim. Management believes that the resolution of this matter will not have a material impact on the company's consolidated financial position, liquidity or results of operations.

     The company is also a party to various other claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the consolidated financial position, liquidity or results of operations of the company.


GEOGRAPHIC INFORMATION

Revenue, earnings (loss) from continuing operations before income taxes and identifiable assets pertaining to the geographic areas in which the company operates are presented below.

In thousands                      1997            1996            1995
------------               -----------     -----------     -----------
Revenue:
     United States         $ 4,233,119       4,417,225       4,137,245
     Foreign                   660,786         518,898         435,730
                           -----------     -----------     -----------
                           $ 4,893,905       4,936,123       4,572,975
                           ===========     ===========     ===========

Earnings (loss) from
  continuing operations
  before income taxes:
     United States         $   238,902           9,946         198,099
     Foreign                    25,050         (15,976)         19,886
                           -----------     -----------     -----------
                           $   263,952          (6,030)        217,985
                           ===========     ===========     ===========

Identifiable assets:
     United States         $ 4,683,012       4,815,928       5,165,600
     Foreign                   826,048         829,461         728,215
                           -----------     -----------     -----------
                           $ 5,509,060       5,645,389       5,893,815
                           ===========     ===========     ===========


SUPPLEMENTAL FINANCIAL DATA
                                                       Ryder System, Inc. and Subsidiaries


QUARTERLY DATA                                                   Quarters
--------------------------------------       -------------------------------------------------
In thousands, except per share amounts         First        Second        Third       Fourth
--------------------------------------       ----------   ---------     ---------    ---------
Revenue:
  1997                                       $1,187,119   1,233,999     1,204,339    1,268,448
  1996                                        1,190,520   1,265,533     1,272,146    1,207,924
Earnings (loss) from continuing
  operations:
  1997                                       $   32,451      43,328        35,278       49,181
  1996                                           11,613      27,723        29,410      (88,169)
Net earnings (loss):
  1997                                       $   33,666      50,035        42,803       49,181
  1996                                           10,179      31,583        26,288     (109,368)
Earnings (loss) from continuing operations
  per common share:
  1997-Basic                                 $     0.42        0.56          0.45         0.65
  1996-Basic                                       0.15        0.35          0.36        (1.08)
  1997-Diluted                                     0.41        0.55          0.45         0.64
  1996-Diluted                                     0.15        0.34          0.36        (1.08)
Net earnings (loss) per common share:
  1997-Basic                                 $     0.43        0.65          0.55         0.65
  1996-Basic                                       0.13        0.39          0.32        (1.34)
  1997-Diluted                                     0.43        0.64          0.54         0.64
  1996-Diluted                                     0.13        0.39          0.32        (1.34)


     Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year. Data for 1996 and first two quarters of 1997 has been restated to reflect the company's automotive carrier business as a discontinued operation (see the "Divestitures" note to the consolidated financial statements for a further discussion).

     Earnings from continuing operations in the second, third and fourth quarters of 1996 were impacted, in part, by after tax restructuring and other charges of $10 million, $7 million and $133 million, respectively. In addition, the fourth quarter of 1996 benefited from a $15 million after tax gain from the sale of the company's consumer truck rental business.

     Net earnings in the fourth quarter of 1996 were also impacted by a $10 million after tax extraordinary loss resulting from the early extinguishment of debt at a premium.

COMMON STOCK DATA

     At December 31, 1997 and 1996, the company had 73,692,226 and 77,961,154 shares, respectively, of common stock outstanding. As of January 30, 1998, there were 16,943 common stockholders of record.

     The company's common shares are traded on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange, and its ticker symbol is "R." The company's shares are also traded on the Berlin Stock Exchange and the ticker symbol is "RYD GR." Quarterly market price ranges of the common shares and quarterly cash dividends on common shares during 1997 and 1996 were as follows:

                                  Market Price
                       ----------------------------------
                                                              Common Share
                              1997              1996         Cash Dividends
                       ------------------  ---------------   ---------------
                        High       Low      High     Low      1997     1996
                       -------   --------  ------   ------   -----     -----
First quarter          $32 3/4   27 1/8    29 1/8   22 5/8    .15       .15
Second quarter          34 5/8   28 7/8    30       25 3/4    .15       .15
Third quarter           36 1/2   33 1/4    31 1/8   24 3/4    .15       .15
Fourth quarter          37 1/8   31 13/16  30 7/8   27 7/8    .15       .15


FIVE YEAR SUMMARY

Dollars in thousands, except per share amounts          1997          1996         1995         1994         1993
----------------------------------------------       ----------    ----------   ----------   ----------   ----------
Revenue                                              $4,893,905    4,936,123     4,572,975    4,040,201    3,582,396
Earnings (loss) from continuing operations (a):
     Before income taxes                             $  263,952       (6,030)      217,985      207,071      174,180
     After income taxes                              $  160,238      (19,423)      128,023      121,800       94,092
     Per diluted common share (a)                    $     2.05        (0.24)         1.61         1.55         1.21
Net earnings (loss) (b)                              $  175,685      (41,318)      147,666      153,529      (61,424)
Per diluted common share (b)                         $     2.25        (0.51)         1.86         1.95        (0.84)
                                                     ----------    ----------   ----------   ----------    ---------
Cash dividends per common share                      $     0.60         0.60          0.60         0.60         0.60
Average number of common shares-
     diluted (in thousands)                              78,192       81,263        79,370       78,768       77,535
Average common equity                                $1,126,029    1,261,101     1,176,373    1,057,931    1,266,715
Return on average common equity (%) (c)                    15.3         (3.3)         13.2         14.5         10.2
Book value per common share                          $    14.39        14.19         15.64        14.33        12.81
Market price-high (d)                                $   37 1/8       31 1/8        26 1/8           28       26 5/8
Market price-low (d)                                 $   27 1/8       22 5/8            21       19 7/8       24 3/4
                                                     ----------    ----------   ----------   ----------    ---------
Total debt                                           $2,568,915    2,436,968     2,623,101    1,912,898    1,531,446
Long-term debt                                       $2,267,554    2,237,010     2,411,024    1,794,795    1,374,943
Debt to equity (%)                                          242          220           212          169          155
Debt to tangible equity (%)                                 318          289           273          227          202
                                                     ----------   ----------    ----------   ----------   ----------
Year-end assets                                      $5,509,060    5,645,389     5,893,815    5,014,473    4,258,388
Return on average assets (%) (e)                            3.0         (0.5)          2.4          2.8          2.0
Average asset turnover (%) (f)                             91.2         87.3          86.4         91.3         79.6
                                                     ----------   ----------    ----------   ----------   ----------
Cash flow from continuing operating activities
     and asset sales                                 $  960,304      905,983     1,115,015    1,017,921      929,650
Capital expenditures, including capital leases (f)   $1,041,515    1,259,835     2,088,763    1,726,373    1,026,476
                                                     ----------    ----------   ----------   ----------    ---------
Number of vehicles (f)                                  162,665      161,749       197,029      179,725      158,374
Number of employees (f)                                  42,342       40,287        39,740       37,326       32,655
                                                     ----------    ----------   ----------   ----------    ---------

----------

(a) Loss from continuing operations for 1996 includes the effect of a $25 million ($15 million after tax, or $0.18 per common share) gain resulting from the sale of the consumer truck rental business, offset by $228 million ($150 million after tax, or $1.84 per common share) of restructuring and other charges.
(b) Net earnings for 1997 include an after tax gain on sale of discontinued operations of $3 million ($0.04 per common share). Net loss for 1996 includes, in addition to the items discussed in (a) above, an after tax extraordinary loss of $10 million ($0.12 per common share) relating to the early extinguishment of debt at a premium. Net earnings for 1995 include the cumulative effect of a change in accounting for charitable contributions resulting in an after tax charge of $8 million ($0.10 per common share). Net loss for 1993 includes the cumulative effect of a change in accounting for postretirement benefits other than pensions resulting in an after tax charge of $25 million ($0.33 per common share), and an after tax charge of $169 million ($2.18 per common share) related to the discontinued aviation services subsidiaries. Net earnings (loss) for all years include the results of discontinued operations.
(c) Excludes the cumulative effect of changes in accounting and special charges and gains related to discontinued operations.
(d) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System, Inc. common shares owned. The high and low presented for 1993 were the values of the company's common stock after the spin off. The high and low for 1993 prior to the spin off were 33 1/2 and 26 1/4, respectively.
(e) Excludes the cumulative effect of changes in accounting and discontinued operations.
(f) Excludes discontinued operations.